April 3, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director
Lisa Kohl, Staff Attorney
Lilyanna Peyser, Special Counsel
Jim Allegretto, Senior Assistant Chief Accountant
Andrew Blume, Staff Accountant

Re:	US Foods, Inc.
Registration Statement on Form S-4
File No. 333-187667

Ladies and Gentlemen:

US Foods, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. Eastern Time on April 5, 2013, or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above-referenced Registration Statement.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Elaine Wolff of Jenner & Block LLP, counsel to the Company, at (202) 637-6389, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Very truly yours,

/s/ Juliette W. Pryor
Juliette W. Pryor
Executive Vice President, General Counsel, and Chief Compliance Officer
US Foods, Inc.

cc:	Allan D. Swanson, Chief Financial Officer
Dirk Locascio, Corporate Controller
Gail Sharps Myers, Senior Vice President & Deputy General Counsel
James Pyle, Associate General Counsel
US Foods, Inc.

Kevin T. Collins
Elaine Wolff
Jenner & Block LLP